Commission File Number:  30-246

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM U5S/A

AMENDMENT NO. 1

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935 by

NORTHEAST UTILITIES

One Federal Street, Building 111-4

Springfield, Massachusetts 01105

(Corporate Address)

107 Selden Street

Berlin, Connecticut 06037-1616

(Principal Headquarters)

This Amendment No. 1 to the Northeast Utilities Form U5S Annual Report for the year ended December 31, 2004, is being filed to update Item 10 to include the Northeast Utilities System's Second Amended and Restated Tax Allocation Agreement dated as of September 21, 2005.  Reference is made to the Commission's Order dated July 28, 2005 (HCA Rel. No. 35-28007) for further information concerning this Agreement.

TABLE OF CONTENTS

Item		Page
10.	Financial Statements and Exhibits	2
	Exhibits:
	D.4 Northeast Utilities System's Second Amended and Restated Tax Allocation Agreement dated as of September 21, 2005

ITEM 10.

FINANCIAL STATEMENTS AND EXHIBITS

D.

Tax Allocation Agreement

D.4

Northeast Utilities System's Second Amended and Restated Tax Allocation Agreement dated as of September 21, 2005

SIGNATURE

Northeast Utilities, a registered holding company, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

NORTHEAST UTILITIES

By:	/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller

September 30, 2005

3